SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                          BLACK WARRIOR WIRELINE CORP
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                              CHARLES E. UNDERBRINK
                                245 STEWART DRIVE
                            MERRITT ISLAND, FLORIDA 32952
                                 (321) 986-6129
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 21, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS:   CHARLES E. UNDERBRINK
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
|      |
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS *     PF
|      |
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)       [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Florida
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                       8,277,134
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                      92,041,321
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                       8,277,134
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                      92,041,321
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                         100,318,455
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *            [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                98.6%
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|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  IN
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

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2005, (the "Original Filing"), with respect to shares of BWWL Common Stock beneficially owned by Charles E. Underbrink. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Filing.

Charles Underbrink has beneficial ownership of 100,318,455 Shares of Common Stock of BWWC. Of the Shares, 8,277,134 Shares ("Personal Shares") were acquired by the Underbrink Family Entities and 92,041,321 Shares ("St. James Shares") were acquired by St. James Capital Partners, L.P. and
SJMB, L.P.

Mr. Underbrink disclaims beneficial ownership of the St. James Shares.


ITEM 3.	Source and Amount of Funds or other Consideration.

The conversion of accrued interest into Shares in the November 21, 2005 transaction did not require any funds.


ITEM 4. Purpose of the Transaction.

The purpose of the November 21, 2005 transaction was to increase the liquidity of the investment in BWWC and to facilitate a 1-for-10 reverse stock split of BWWC to enable BWWC to meet certain of the NASDAQ listing requirements.


ITEM 5. Interest in Securities of the Issuer.

On November 21, 2005, Mr. Underbrink converted $1,428,000 of accrued interest on BWWC convertible promissory notes into 1,904,000 Shares at a conversion price of $0.75 per Share.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 26, 2005




                                         Signature:  /S/ CHARLES E. UNDERBRINK
                                         Name:       CHARLES E. UNDERBRINK




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